Exhibit 99.1

Ballard Fuel Cells to Power Expansion of Canadian Pacific Hydrogen Locomotive Program

VANCOUVER, BC, Jan. 19, 2022 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) announced today it received an order for eight additional 200 kW fuel cell modules to support the expansion of Canadian Pacific's "CP"; (TSX: CP) (NYSE: CP) Hydrogen Locomotive Program from one to three locomotives, with expected delivery in 2022. Inclusive of Ballard's announcement in March 2021, the company will provide a total of 14 fuel cell modules, each module with a rated power output of 200 kW, to support this program.

CP, an industry leader in the North American rail sector, significantly expanded its Hydrogen Locomotive Program, from one to three hydrogen locomotives. This expansion is partially supported by C$15 million in funding from Emissions Reduction Alberta (ERA) as part of its Shovel-Ready Challenge announced late last year. The CP program was selected as one of sixteen emissions reduction projects to receive provincial funding. CP intends to refine the process of converting diesel-electric powertrains to hydrogen-electric powertrains over a series of three categories of locomotives which collectively represent the majority of locomotives in use throughout North America.

"In expanding this groundbreaking project, CP is demonstrating its commitment to combatting climate change through transformative technology," said Keith Creel, CP's President and Chief Executive Officer. "I am very pleased that Emissions Reduction Alberta selected this program for a grant and I eagerly anticipate seeing a hydrogen-powered locomotive move CP customer freight in the near future."

"We are excited to deepen our collaboration with CP and accelerate the energy transition," said Randy MacEwen, Ballard's President & CEO. "The expansion of CP's Hydrogen Locomotive Program is illustrative of the confidence in Ballard's fuel cell technology and the important role hydrogen fuel cells will play in decarbonizing heavy-duty motive applications, such as freight locomotives."

"Alberta is investing to lead the transition to affordable, reliable and clean energy. CP's initiative represents a highly compelling opportunity to catalyze the hydrogen economy in Alberta and around the world," said Steve MacDonald, CEO of ERA. "The project will help scale up technology and bring down the costs of deploying hydrogen to address the critical challenge of decarbonizing the long haul, heavy-freight sector."

ABOUT BALLARD POWER SYSTEMS

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements concerning the development and delivery of fuel cell products and CP's use of such products, and the benefits and anticipated market adoption of them by CP and others. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Kate Charlton, VP Investor Relations, +1.604.453.3939, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 19-JAN-22